90 Merrick Avenue
East Meadow, New York  11554

FRED S. SKOLNIK
PARTNER
DIRECT DIAL 516.296.7048
fskolnik@certilmanbalin.com

July 8, 2011

United States Securities and Exchange Commission
450 Fifth Street N.W.
Washington, DC  20549

Re:           Stem Cell Assurance, Inc.
Form 10 Registration Statement
Filed May 12, 2011
File No. 0-54402

Ladies and Gentlemen:

We act as counsel for Stem Cell Assurance, Inc. (the “Company”).  We refer to the Staff’s letter dated June 6, 2011 to Mark Weinreb, Chief Executive Officer of the Company, with respect to the Company’s Form 10 Registration Statement filed with the Commission on May 12, 2011.  Mr. Weinreb has referred the Staff’s letter to us for a response.  In that regard, on behalf of the Company, we respond to the comments in the Staff’s letter with respect to the Form 10 as follows:

Item 1.  Business

General

1.           Comment:  We note the statement on the company’s website that “[S]tem Cell Assurance is currently embarking on developing its Lipo Rejuvenation Centers;” however, we cannot locate similar disclosure in the registration statement. Please revise your description of business section as appropriate to ensure that your information is consistent.

Securities and Exchange Commission
July 8, 2011

Response:  The reference in the Company’s website to Lipo Rejuvenation Centers has been removed.

Overview, page 1

2.           Comment:  It is noted throughout the Business section that you intend to take various steps to develop your business. Please clearly disclose each milestone to develop your business, indicate the company’s estimated time schedule to commence each milestone, the estimated costs involved in each milestone, and the intended sources of funds.

Response:  Additional disclosure has been included in Item 1 with respect to the time schedule to commence each milestone, the estimated costs involved in each milestone and the intended source of funds.

3.           Comment:  Please provide a more detailed discussion of your proposed business. You refer to general stem cell therapy but do not provide specificity as to the specific treatments you plan on developing. See Item 101(h)(4)(i) of Regulation S-K.

Response:  Additional disclosure has been included in Item 1 with respect to specific treatments and other aspects of the Company’s business, including with regard to a recently launched brown fat initiative.

4.           Comment:  Please provide the disclosure required by Item 101(h)(4)(x) of Regulation S-K regarding research and development.

Response:  The disclosure required by Item 101(h)(4)(x) of Regulation S-K has been included in Item 1 under “Technology.”

5.           Comment:  Please disclose the material terms of the consulting agreements filed as exhibits 10.10 and 10.11.

Response:  The material terms of the consulting agreements filed as exhibits 10.10 and 10.11 have been included in Item 1 under “Scientific Advisors; Consultants.”

Strategy, page 1

6.           Comment:  Here or in another appropriate section, please explain what you mean by “[S]ubject to the relaxation of regulatory restrictions…”

Response:  As discussed in Item 1 under “Governmental Regulation,” there are strict domestic regulatory restrictions that relate to the Company’s proposed business.  Reference has been made to such restrictions.

7.           Comment:  We note the company’s plans to initially establish facilities outside of the U.S. Please identify where you plan to commence your operations. In addition, please reconcile with the disclosure on page three that you are currently developing a state-of-the-art facility in Jupiter, Florida.

Response:  Additional disclosure has been included as to where the Company may seek to operate offshore.  The Staff is advised that the Company’s laboratory in Jupiter, Florida is separate and distinct from its contemplated foreign treatment facilities.

Securities and Exchange Commission
July 8, 2011

Technology, page 4

8.           Comment:  Please provide the disclosure required by Item 101(h)(4)(vii) of Regulation S-K with respect to trademarks.

Response:  The disclosure required by Item 101(h)(4)(vii) of Regulation S-K has been included in Item 1 under “Technology”.

Stem Cellutrition, page 4

9.           Comment:  We note the statement, “[W]e have established Stem Cellutrition, a stem cell-based cosmetic skincare company…” Please expand this section or that on page 8 to describe this company, in terms of when it was established and the extent to which it is an operating entity. We note your previous statement on page 1 that “[W]e have not commenced our principal operations, nor have we generated any revenues from our operations.”

Response:  The Staff’s comment has been addressed in the section entitled “Stem Pearls™”.

Physician Network, page 4

10.           Comment:  Please expand this section to provide some detail with respect to the “relationships with a number of leading medical practitioners in the field of cellular therapy.”  Describe the nature of the relationships and identify any individuals with whom the company has agreements.

Response:  The section entitled “Physician Network” has been replaced with “Scientific Advisors; Consultants.”  Such new section sets forth the identity of the Company’s Scientific Advisory Board members and the terms of agreements with certain consultants whose duties include the development of a physician distribution network.

Customers, page 5

11.           Comment:  We note that the company plans to market its treatment services via the Internet, among other means. Please disclose the website address.

Response:  The Staff’s comment has been addressed.

Securities and Exchange Commission
July 8, 2011

Governmental Regulation, page 5

12.           Comment:  We note the statements that the adult autologous stem cells may fall within certain FDA regulations. Please clarify whether there is uncertainty regarding these cells. In addition, please clearly disclose whether your proposed products or services would require governmental approval. If so, discuss the expected costs and timing for approvals.

Response:  The Staff’s comment has been addressed.

13.           Comment:  Please revise the disclosure in this section to clearly discuss how the regulations will apply to your proposed business and products or services. Also, given that you initially plan to conduct your business outside the United States, it is unclear as to whether these US governmental regulations would apply to your proposed business initially.

Response:  The Staff’s comment has been addressed.

Foreign Government Regulation, page 12

14.           Comment:  Please identify the foreign countries in which you plan to operate your business.

Response:  The Staff’s comment has been addressed.

15.           Comment:  Expand your discussion to describe your specific plans to conduct business in each country identified and provide the current status of any agreements or arrangements.

Response:  The Staff’s comment has been addressed.  On behalf of the Company, the Staff is advised that no definitive agreements or arrangements are in place with respect to the establishment of treatment centers in any country.

Employees, page 12

16.           Comment:  Please state the number of full time employees in addition to the total number of employees, as required by Item 101(h)(4)(xii) of Regulation S-K.

Response:  The Staff’s comment has been addressed.

Former Business Operations and Corporate Information, page 12

17.           Comment:  Expand this section to include disclosure found in Note 11 to the financial statements on page 30 with respect to Stem Cell Cayman, Ltd., a wholly-owned subsidiary of the company formed on February 1, 2011.

Securities and Exchange Commission
July 8, 2011

Response:  The Staff’s comment has been addressed under “Government Regulation-Foreign Government Regulation”.

Availability of Additional Funds, page 31

18.           Comment:  Please disclose the material terms of the debt financing, including any debt entered into before December 31, 2010. Your disclosure in this section only refers to debt financing after the fiscal year end.

Response:  The Staff’s comment has been addressed.

Item 3. Properties, page 33

19.           Comment:  Please provide the disclosure required by Item 102 of Regulation S-K regarding the suitability and adequacy of the premises.

Response:  The Staff’s comment has been addressed.

20.           Comment:  Please reconcile the disclosure regarding the base rent for the initial year with the statement that “no base rent is payable during the initial year.”

Response:  The Staff is advised that, pursuant to the lease, although there is a stated rental amount for the initial year, no rent is payable for such period.  The disclosure has been revised to clarify this matter.

Item 4. Security Ownership… page 35

21.           Comment:  Please provide the disclosure required by Item 403 of Regulation S-K for each officer of the company.

Response:  We respectfully believe that the disclosure required by Item 403 of Regulation S-K only applies to the Company’s Named Executive Officers, as identified in Item 6, and not to all officers of the Company.

Item 5. Directors and Executive Officers, page 35

22.           Comment:  We note the statement that Mr. Proodian has more than 35 years serving as an officer, director and committee member for several public companies. Please disclose whether Mr. Proodian is currently a director of any public companies. We direct your attention to Item 401(e)(2) of Regulation S-K.

Response:  The Staff is advised that Mr. Proodian is no longer an executive officer of the Company and the reference to him in Item 5 has been deleted.

Securities and Exchange Commission
July 8, 2011

23.           Comment:  Please provide the business experience for Mr. Weinreb from October 2009 to October 2010. See Item 401(e)(1) of Regulation S-K.

Response:  The Staff is advised that, during the period from October 2009 to October 2010, Mr. Weinreb was subject to a non-competition agreement with his former employer and was not engaged in business.

24.           Comment:  Please disclose the amount and percent of time each officer devotes to the company.

Response:  The Staff’s comment has been addressed.

25.           Comment:  Please discuss in greater detail the pending action against Mr. Silva, including identifying the former employer. Also, provide specific disclosure regarding the impact this action may have upon your business.

Response:  The identity of Mr. Silva’s former employer has been disclosed.  We respectfully believe that a full description of the action against Mr. Silva, and its impact on the Company, is set forth in Item 1A (“We depend on our executive officers and on our ability to attract and retain additional qualified personnel.  A pending action against our Vice President of Research and Development may limit our ability to utilize fully his capabilities.  We do not currently have a Chief Financial Officer”).

Executive Compensation, page 38

26.           Comment:  Please revise footnote three to the summary compensation table to disclose all assumptions made in the valuation by reference to a discussion of those assumptions in the financial statements, footnotes to the financial statements or in the MD&A. See Instruction 1 to Item 402(n)(2)(v) and (n)(2)(vi) of Regulation S-K. Please revise similar footnote disclosure for the stock and option awards in the director compensation table.

Response:  The Staff’s comment has been addressed.

27.           Comment:  Please confirm, if true, that no other executive officers’ compensation exceeded $100,000 for the last fiscal year.

Response:  On behalf of the Company, the Staff is advised that no other executive officer’s compensation exceeded $100,000 for the fiscal year ended December 31, 2010.

28.           Comment:  Please include in a narrative to the summary compensation table discussing the bonus paid to Mr. Weinreb. Also, discuss in greater detail in this section the termination agreement with Ms. McConnell.

Securities and Exchange Commission
July 8, 2011

Response:  The Staff’s comment has been addressed.

Certain Relationships and Related Transactions, page 40

29.           Comment:  Please disclose whether the officers, directors and shareholders received any consideration for their capital contributions.

Response:  The Staff’s comment has been addressed.

30.           Comment:  Please specify the restrictive covenants in the McConnell and Berger termination agreements.

Response:  The Staff’s comment has been addressed.

31.           Comment:  Footnote three to the beneficial ownership table reflects that Ms. McConnell is the control person for Stem Cell Research Company LLC. Please reconcile with the disclosure in the last paragraph on page 41, which appears to reflect control of Stem Cell Research Company LLC by Mr. Berger. Clearly disclose the control person(s) for Stem Cell Research Company LLC and clearly disclose the relationship between this entity and Ms. McConnell and Mr. Berger.

Response:  We have included additional disclosure that the Company does not have any knowledge as to any control that Mr. Berger may exercise with respect to Stem Cell Research Company LLC.

Item 9. Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters

32.           Comment:  Please provide the market information for the quarter ended March 31, 2011.

Response:  The Staff’s comment has been addressed.

Item 10. Recent Sales of Unregistered Securities, page 43

33.           Comment:  For each transaction, please indicate the section of the Securities Act or the rule of the Commission under which exemption from registration was claimed and state briefly the facts relied upon to make the exemption available. See Item 701(d) of Regulation S-K.

Response:  The Staff’s comment has been addressed.

Securities and Exchange Commission
July 8, 2011

34.           Comment:  We refer to item (5) “Issued in consideration of services” to the table on page 45.  Please state the specific nature of the services for which the shares were issued.

Response:  The Staff’s comment has been addressed.

35.           Comment:  Please disclose the consideration for each transaction, as required by Item 701(c) of Regulation S-K. The footnote disclosure is not sufficient. Also, please disclose the purchasers in the transactions where you refer to footnotes one and two. Such disclosure is not clear.

Response:  The Staff’s comment has been addressed.

Financial Statements

General

36.           Comment:  Please note the financial statement updating requirements of Rule 3-12(g) of Regulation S-X and amend your Form 10 accordingly.

Response:  Financial statements as of March 31, 2011, for the three months ended March 31, 2011 and 2010 and for the period from December 31, 2008 (inception) to March 31, 2011, and applicable disclosures with regard to such financial statements, have been included.

Exhibits

37.           Comment:  Please file a complete copy of the articles of incorporation as amended, rather than filing each amendment separately. We refer you to Item 601(b)(3)(i) of Regulation S-K.

Response:  The Staff’s comment has been addressed.

38.           Comment:  We note that Exhibits 10.8, 10.9 are missing exhibits and/or schedules.  Please file these exhibits in their entirety.

Response:  The Staff’s comment has been addressed.

39.           Comment:  Exhibit 10.10 refers to an existing consulting agreement with Todd Adler.  Please file this agreement as an exhibit.

Response:  The Staff is advised that, as provided for in the consulting agreement with TDA Consulting Services, Inc., the consulting agreement with Todd Adler has been terminated and is no longer in force or effect.

Securities and Exchange Commission
July 8, 2011

Attached hereto is a letter from the Company acknowledging that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If there are further comments or questions, please contact the undersigned at (516) 296-7048 (or fax: (516) 296-7111).

Very truly yours,

                    /s/ Fred Skolnik

Fred Skolnik

FS/bh

Attachment

cc:           Mark Weinreb, CEO
Stem Cell Assurance, Inc.

July 8, 2011

United States Securities and Exchange Commission
450 Fifth Street N.W.
Washington, DC  20549

Re:           Stem Cell Assurance, Inc.
Form 10 Registration Statement
Filed May 12, 2011
File No. 0-54402

Ladies and Gentlemen:

In connection with the above referenced registration statement, we acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

STEM CELL ASSURANCE, INC.

By:  /s/ Mark Weinreb
      Mark Weinreb, Chief Executive Officer

555 Heritage Drive, Suite 130, Jupiter, FL  33458 • Telephone: 561-904-6070 • Fax: 561-429-5684
http://www.stemcellassurance.com/